Issuer Free Writing Prospectus dated August 9, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

Investors Rebalancing in Magnificent Seven Stocks As Bond Yields Rise

Sometimes, the inevitable takes place just as the FOMO crowd is piling in. I’m speaking of the notable reversal this past Thursday where the Nasdaq opened up over 200 points likely on more AI euphoria, only to see those gains vanquished, and close down by 77 points, when the bond market was hit with broad selling pressure, taking yields above 4% along the curve after the release of second quarter real gross domestic product that came in at 2.4% (annualized) versus consensus forecasts of 1.8%.

In my view, the market just hit the brakes, plain and simple, and late-stage momentum buyers may have gotten stuck chasing performance. With that said, I think it is very likely that the Magnificent Seven stocks—Apple, Microsoft, Nvidia, Amazon, Meta, Tesla and Alphabet—may be occupying too much weight in many portfolios, due to pure price appreciation, and that a wave of rebalancing by professional and retail investors alike maybe underway. Makes good sense to take some white-hot chips off the table and play with the house’s money as valuations in the tech sector may have peaked for the time being on the prospects of AI’s transformational glow.

I don’t think that a summer sell-off means that there won’t be a resumption of the AI uptrend, but higher bond yields and higher energy and other commodity prices have historically presented a challenging environment for growth stocks. So, with negative price action in the bond market, likely a reflection of faster economic growth and a resumption of some inflationary pressures, I think it’s no surprise that investors may be locking in capital gains now, rather than waiting to see if the AI rally holds.

Add to the mix the ever-tight supply of homes for sale, and I believe an argument can be made to maintain some exposure to Class A full-featured apartment complexes, as rents could keep ticking higher adjusting for inflation and higher short-term bond yields. PulteGroup, the third-largest home construction company in the United States, reported second quarter earnings this past week that topped the Wall Street consensus as low housing supply continued to keep demand for homes strong.

Advisors, fund managers and investors in the throes of harvesting AI profits can offset capital gains taxes with the purchase of equal amounts of interest in a Qualified Opportunity Fund (“QOF”). Managing year-to-date capital gains can be a challenge when trying to pair off gains with losses to reduce estimated taxes, but not so when utilizing dollar-for-dollar reinvesting into QOFs. Fortunately for all interested parties, there is a liquid opportunity zone tax shelter to pair off capital gains.

Belpointe PREP, LLC (“Belpointe OZ”) (NYSE American: OZ) is the first publicly traded multi-asset QOF currently targeting four of what we believe are among the strongest markets for long-term growth: Sarasota, Florida, St. Petersburg, Florida, Nashville, Tennessee, and Storrs/Mansfield, Connecticut. With several full-featured Class A multifamily projects at various phases of development in the pipeline, I believe Belpointe OZ is laying the groundwork for robust potential investment returns for the next decade and beyond.

The first project, scheduled to go online in the spring of 2024, is in Sarasota, Florida, located at 1991 Main Street, in historic downtown Sarasota at the intersection of Main Street and Links Avenue. The first building in this two-building development is making steady progress, having achieved significant milestones in its construction journey, and the concrete placement has been successfully completed up to the 10th floor.

On the heels of our initial project in Sarasota is the steady progress being made in St. Petersburg, Florida, at 1000 First Avenue North (previously referred to as 902-1020 First Avenue North), where the second building in this two building development is steadily progressing towards its completion, with notable achievements in its own construction journey. The concrete work has been successfully placed through level 6, indicating substantial progress in the building’s structure, which will be comprised of a total of 10 levels. The team has been working diligently to bring this vision to life; the topping out of level 10 is expected in August 2023, and the project is currently on track to meet its timeline.

Belpointe OZ’s Class A units are currently trading at a discount to NAV. Belpointe OZ recently announced its unaudited quarterly net asset value (“NAV”) as of March 31, 2023, of $351.7 million or $99.82 per Class A unit. Class A units of OZ, as of July 27, are trading at around $82, nearly an 18% discount to NAV. It’s my view that the existing home inventory in the key markets where Belpointe OZ is investing will remain highly challenged, and that demand for luxury apartment living may provide a viable alternative to thousands of potential home buyers struggling with affordability and high mortgage rates.

Click Here To Download The White Paper:

INVESTING IN OPPORTUNITY ZONES FOR

TAX ADVANTAGES AND GROWTH

Speaking of selling into strength, how about the ongoing increase in residential home prices within desirable markets? There is an alternative to rolling into another like-kind property with 180 days.

A Viable Alternative to 1031 Tax Free

Exchanges

We’ve seen a pickup in interest from property owners about how Belpointe OZ might represent an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

From a tax planning standpoint, I think laddering capital gains tax deferment throughout the year by taking advantage of the rolling 180-day look back period, can be very advantageous come the year-end. Most forms of capital gains qualify for tax deferment—stocks, bonds, mutual funds, ETFs, real estate, the sale of a business, trademarks, patents, cryptocurrencies, precious metals, collectibles, livestock, cars, aircraft, marine craft, etc. In the meantime, the potential growth and income from capital gains reinvested into a QOF can be compounded free of taxation as long as the QOF investment is held for at least 10 years through December 31, 2047. Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF.

Belpointe OZ is building out a diversified portfolio within what we believe are some of the most attractive growth cities in America. Out of the many opportunity zones that we’ve reviewed (and there are more than 8,700 of them designated by the government), we believe that there are less than 100 that are worth investing in. Click on the link below to review Belpointe OZ’s current properties in the various phases of conception of the project, remodel, ground-up construction and acquisition.

https://investors.belpointeoz.com/select-oz-development-sites/

Attention Broker-Dealers: Here’s An

Attractive Proposition For You

On May 17th, Belpointe OZ announced the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact Cody Laidlaw at IR@BelpointeOZ.com or call 203-883-1944 for further information.

Advisors and investors alike should make note again that Belpointe OZ recently announced its unaudited quarterly NAV as of March 31, 2023, of $351.7 million or $99.82 per Class A unit against a current price of around $82 per unit as of July 27th. This kind of market dislocation is typically self-correcting when the underlying assets are fundamentally sound, and I believe this is the case for Belpointe OZ.

QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, most taxable gains invested in a QOF are not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until their investment interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs expires December 31, 2047.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

●	No investors servicing fees;
●	No disposition fees;
●	0.75% annual management fee; and
●	5% carried interest.

Have questions? You can contact Cody Laidlaw at (203) 883-1944. I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing, so you can start planning today.

Cody H. Laidlaw

Editor-in-Chief

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Business Development Officer and Head of Investor Relations. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.